Exhibit 3.4

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RHYTHM PHARMACEUTICALS, INC.

Rhythm Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

1.                          The name of the corporation is Rhythm Pharmaceuticals, Inc., that the corporation was formerly known as Rhythm Metabolic, Inc., and the date the Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 26, 2013.

2.                          This Certificate of Amendment to the Certificate of Incorporation has been duly adopted in accordance with Sections 242 and 228 of the General Corporation Law by the directors and the stockholders of the Corporation. In lieu of a meeting and vote by the stockholders of the Corporation, the amendment certified herein has been duly adopted by written consent of the stockholders of the Corporation holding at least the minimum number of votes required to adopt said amendment, in accordance with the provisions of Section 228 of the General Corporation Law.

3.                          The Certificate of Incorporation is hereby amended by:

(i)             deleting the first paragraph of Article Fourth and replacing it with the following:

“FOURTH:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 29,919,979 shares of common stock, $0.001 par value per share (“Common Stock”) and (ii) 159,616,209 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).

(ii)          Adding a paragraph after the first paragraph of Article Fourth which states:

“At the time of the filing of this Certificate of Amendment to the Certificate of Incorporation with the Office of the Secretary of State of Delaware (the “Effective Time”), a 1-for-9.17 reverse stock split of the issued and outstanding shares of the Common Stock of the Corporation shall become effective, whereby every nine and seventeen one-hundredth (9.17) shares of Common Stock issued and outstanding immediately prior to the Effective Time, automatically, and without any action on the part of the holder thereof, shall be reclassified into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued or issuable in connection with the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the board of directors.”

4.                          This Certificate of Incorporation, as amended, is hereby ratified and confirmed in all other respects.

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IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed on behalf of the Corporation on                  , 2017.

RHYTHM PHARMACEUTICALS, INC.

By:
Name:	Keith Gottesdiener
Title:	Chief Executive Officer

[Rhythm Pharmaceuticals, Inc. – Signature Page to Amendment to Certificate of Incorporation]